UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 12)

                       GENERAL MOTORS CORPORATION
                            (Name of Issuer)

             Class H Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                               370442 50 1
                             (CUSIP Number)

                             Craig A. Alexander, Esq.
                    Deputy General Counsel and Assistant Secretary
                          Howard Hughes Medical Institute
                    400 Jones Bridge Road, Chevy Chase, MD  20815
                              Tel. No. (301) 215-8841
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           January 10, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


                                SCHEDULE 13D

      CUSIP No. 370442 50 1

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                          Howard Hughes Medical Institute
                               I.R.S. Identification No. 59-0735717

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) ( )
                                                              (b) ( )

       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS
                   OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )


       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware

        NUMBER OF          7.  SOLE VOTING POWER
         SHARES                                 18,394,000
      BENEFICIALLY         8.  SHARED VOTING POWER
        OWNED BY                                0
          EACH
         REPORTING         9.  SOLE DISPOSITIVE POWER
          PERSON                                18,394,000
          WITH            10.  SHARED DISPOSITIVE POWER
                                                0

      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                 18,394,000

      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                        ( )

      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.8%

      14.  TYPE OF REPORTING PERSON
                    CO



          Item 1.   SECURITY AND ISSUER

                    Unchanged.

          Item 2.   IDENTITY AND BACKGROUND

                    Unchanged.

          Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

                    Unchanged.

          Item 4.   PURPOSE OF TRANSACTION

                    Unchanged, except that the last paragraph of
                    Item 4 of Amendment No. 11 to Schedule 13D is replaced with the following (capitalized terms used in this Amendment No. 12 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by the Institute with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, or in the 1992 Agreement):

                    Since the filing of Amendment No. 11 to
                    Schedule 13D, the Institute has disposed of 951,900 Core Shares and now holds 3,394,000 Core Shares and 15,000,000 Covered Shares.

          Item 5.   INTEREST IN SECURITIES OF THE ISSUER

                    Item 5 is hereby amended and supplemented as follows:

                    (a) HHMI owns beneficially 18,394,000 shares of Class H Stock, or approximately 19.8% of the 93,082,758 shares of Class H Stock reported to be outstanding on the cover page of GM's most recent quarterly report for the quarter ended September 30, 1994. To the best of HHMI's knowledge, none of the other persons named or referred to in the response to Item 2 hereof beneficially owns any shares of Class H Stock.

                    (b)  Unchanged.

                    (c) Within the last 60 days, no transactions in shares of Class H Stock were effected by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof, except the following open market sales on the New York Stock Exchange of Core Shares by HHMI:

                         (i)     On January 11, 1995, HHMI sold
                                 1,100 shares of Class H Stock, at
                                 a price of $34.625 per share;

                         (ii)    On January 10, 1995, HHMI sold
                                 163,200 shares of Class H Stock,
                                 at a price of $34.7032 per share;

                         (iii)   On January 9, 1995, HHMI sold
                                 164,700 shares of Class H Stock,
                                 at a price of $34.5112 per share;

                         (iv)    On January 9, 1995, HHMI sold
                                 54,000 per shares of Class H Stock
                                 at a price of $34.519 per share;

                         (v)     On January 6, 1995, HHMI sold
                                 53,600 shares of Class H Stock, at
                                 a price of $34.558;

                         (vi)    On January 5, 1995, HHMI sold
                                 84,600 shares of Class H Stock, at
                                 a price of $34.665 per share;

                         (vii)   On January 5, 1995, HHMI sold
                                 44,000 shares of Class H Stock, at
                                 a price of $34.75 per share;

                         (viii)  On January 3, 1995, HHMI sold
                                 83,800 shares of Class H Stock, at
                                 a price of $34.925;

                         (ix)    On January 4, 1995, HHMI sold
                                 37,000 shares of Class H Stock, at
                                 a price of $34.966;

                         (x)     On December 30, 1994, HHMI sold
                                 60,200 shares of Class H Stock, at
                                 a price of $35.0631 per share;

                         (xi)    On December 29, 1994, HHMI sold
                                 62,500 shares of Class H Stock, at
                                 a price of $35.0040 per share;

                         (xii)   On December 28, 1994, HHMI sold
                                 25,000 shares of Class H Stock, at
                                 a price of $35.625;

                         (xiii)  On December 23, 199, HHMI sold
                                 108,200 shares of Class H Stock,
                                 at a price of $36.00 per share;
                                 and

                         (xiv)   On December 22, 1994, HHMI sold
                                 10,000 shares of Class H Stock, at
                                 a price of $35.75 per share.

                    (d)  Unchanged.

                    (e)  Unchanged.

          Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER

                    Unchanged.

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS

                    None.



                               S I G N A T U R E

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  January 12, 1995

                                   HOWARD HUGHES MEDICAL INSTITUTE

                                   /s/  Craig A. Alexander
                                   __________________________________
                                   Craig A. Alexander, Esq.
                                   Deputy General Counsel
                                    and Assistant Secretary